

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

Via E-Mail
William Tay
President and Chief Executive Officer
Dardanos Acquisition Corp.
2000 Hamilton Street, #943
Philadelphia, PA 19130

> **Re:** **Dardanos Acquisition Corp.**
> **Amendment no. 1 to Form 10**
> **Filed October 31, 2012**
> **File No. 000-54810**

Dear Mr. Tay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise your disclosure to include the information contained in your response to prior comment 2.

2.   Please address the last sentence of prior comment 3.

Item 1. Business

(b) Business of Issuer, page 3

3.   We note your added disclosure in response to prior comment 15 on pages 3 and 4. Please revise to discuss briefly the requirements under Rule 419(e) to allow the purchaser to confirm its election to remain an investor. Please also revise to clarify how entering into

a transaction with a company that would still be considered a shell company or blank check company would affect your ability to meet the conditions under Rule 144(i).

Search for Target Business, page 5

4. In response to prior comment 5, you disclose various ways that you intend to search for a target business combination, including listing your company for sale on one particular website. Please clarify that you will comply with any applicable securities laws given your status as a reporting company. Please also revise your disclosure to indicate whether there have been any specific methods of solicitation that have been successful in the past and if so, how Mr. Tay intends to apply these methods to this company.

5. We note your response to prior comment 7; however it remains unclear *how* compensation to be received by Mr. Tay, other affiliates, or the company will affect the decision to proceed with a business combination and *how* compensation has affected decisions in the past regarding prior business combinations with other blank check companies with which Mr. Tay has been involved. Please revise to clarify, addressing specifically the types of compensation to be received by Mr. Tay, other affiliates and the company and how compensation to be received by Mr. Tay and other affiliates is a "per determined obligation[n]… to become a public company and continue reporting as required by the SEC".

Item 1A. Risk Factors

The Company is subject to numerous risk factors…, page 9

6. We note your added disclosure in response to prior comment 11. Please revise this risk factor and the risk factor, "There is no assurance that the Company will ever be profitable" to clarify that you have received no funding commitment or agreement from Mr. Tay and to address any risks faced by you if these payments are not received. Please also revise to discuss the costs related to consummating an acquisition as noted on page 15**.**

Item 5. Directors and Executive Officers

Prior and Current Blank Check Company Experience, page 18

7. Please revise the column "Business Combinations" to address to whom each blank check company was transferred or the identity of the successor entity. Additionally, it is unclear under the presentation under footnote 4 whether footnote 4 applies only to companies with the appropriate footnote or if it applies to all companies listed in the table.

Item 6. Executive Compensation, page 25

8.   We note that you have included the stock Mr. Tay received in exchange for services rendered to the company in the Summary Compensation Table under "All Other Compensation." Please tell us why you included this compensation in this column, addressing specifically Item 402(n)(2)(ix) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director